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PROSPECTUS SUPPLEMENT NO. 3
to Prospectus Dated may 23, 1997


                               1,000,000 Shares

                         CONSOLIDATED PRODUCTS, INC.

                                 Common Stock


By means of this Prospectus Supplement, Consolidated Products, Inc.
(the "Company") hereby offers 90,000 shares of Common Stock (the "Shares") to Dimensional Fund Advisors at a purchase price of $17.375 per share pursuant to the Prospectus dated May 12, 1997, of which this Prospectus Supplement is a part. The Company will place the Shares through Sutro and Co., Incorporated, a registered broker-dealer (the "Agent"). The Company will pay the Agent a fee of $45,000 in connection with the sale of the Shares offered hereby.





The date of this Prospectus Supplement is August 5, 1997.